Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2011

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone:	514 397-1410
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three month period ended September 30, 2011. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended September 30, 2011, and our audited consolidated financial statements for the year ended December 31, 2010, and the accompanying notes. All amounts are expressed in Canadian dollar and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. The 2011 financial year is the first year in which the Corporation’s financial statements are prepared under IFRS. Consequently, the comparative figures for 2010 have been restated from accounting principles generally accepted in Canada, or Canadian GAAP, to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 21 to the interim consolidated financial statements. In addition, IFRS 1 on first adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 21 to the interim consolidated financial statements. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 22.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2011

  Q3 2011 net earnings of $6.1 million, or $0.19 per share, versus Q3 2010 net earnings of $2.5 million, or $0.08 per share;

  Net earnings of $19.8 million, or $0.63 per share, for the first nine months of 2011, versus net earnings of $4.7 million, or $0.17 per share, in the comparable period of 2010;

  Q3 2011 operating cash flow of $12.0 million, or $0.38 per share, versus Q3 2010 operating cash flow of $6.3 million, or $0.20 per share;

  Operating cash flow of $29.5 million, or $0.94 per share, for the first nine months of 2011, versus operating cash flow of $13.1 million, or $0.47 per share in the comparable period of 2010;

  Gold sales of 17,832 ounces at an average selling price of US$1,739 (CAN$1,701) per ounce in the third quarter of 2011, versus gold sales of 18,084 ounces at an average selling price of US$1,251 (CAN$1,288) in the year-ago period;

  $58.8 million in working capital including $53.8 million in cash and cash equivalents as at September 30, 2011; no gold or currency hedging contracts or long-term debt.

02
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Third Quarter 2011 Overview

Commenting on the third quarter, Mr. Martin Rivard, President and CEO of Richmont Mines noted: “Overall we are very satisfied with our results this quarter, with net earnings of $6.1 million a significant improvement over last year’s $2.5 million. We also generated an operating cash flow of $12.0 million and saw our cash position increase by $5.5 million in the quarter, highlighting that our operations continue to perform well. Operationally the Beaufor Mine generated good results, with tonnage levels and gold sales both up from last year’s levels. This mine’s year-to-date performance has also been strong with gold sales of 19,942 ounces, a notable 31% increase over last year, and a recovered grade of 8.28 g/t, up 30% from 2010 levels. I am also pleased to report that we have received the Certificate of Approval to proceed with the development of the W Zone, a near-surface satellite deposit located on the Beaufor property. We have begun work on the portal and we expect that roughly one year of development will be needed to reach the ore zone. Our Island Gold Mine generated third quarter results that were slightly below last year’s levels, primarily as a result of unplanned repairs on the mill’s grizzly feeder during the quarter. Nonetheless, year-to-date results from this mine have been strong, with recovered grades and gold sales both up 9% in the first nine months of 2011 compared to 2010 levels.”

Discussing Richmont’s ongoing development efforts at the Francoeur Mine, Mr. Rivard noted: “We completed an additional 1,249 metres of underground development and 3,718 metres of definition drilling at Francoeur during the quarter, and 8,455 tonnes of low-grade development ore from Francoeur were processed at the Camflo Mill generating 702 ounces of gold. While we now have 110 employees at Francoeur, who are all contributing to the advancement of this project, our challenge remains in recruiting specialized workers in a competitive context while ensuring that our staff receive the appropriate training for the type of conventional mining that is used at this mine. Stope preparation continues to progress, and we expect to have a minimum of five stopes ready at Francoeur at the beginning of 2012. However, at this time we do not foresee that the mine will produce its previously announced objective of 10,000 to 15,000 ounces from development in 2011, as overall development has been slower than anticipated. Consequently we have revised our Corporate 2011 production objective, including development ounces from Francoeur, to 75,000 to 80,000 ounces of gold from 80,000 to 85,000 ounces of gold previously, and are committed to advancing Francoeur to the commercial production stage in the first half of 2012. ”

Lastly, discussing Richmont’s extensive 2011 exploration program, Mr. Martin Rivard commented: “Our expanded 45,000 metre drill program on Wasamac continues, and results obtained to date further support our belief that this asset has the potential to provide Richmont with an important production catalyst. We are committed to thoroughly evaluating Wasamac’s long-term potential for our shareholders and, as such, our near-term objectives include finishing our extensive exploration drill program in 2011, concluding an updated resource calculation in the fourth quarter of this year, and subsequently completing a preliminary economic assessment in the first quarter of 2012. We are also pleased with the advancement made in our exploration program at Monique, and we expect to complete a Regulation 43-101 compliant report of this asset in the fourth quarter of this year. Both Monique and Wasamac have the potential to expand Richmont’s future production profile and grow shareholder value, and we look forward to continuing their evaluation.”

03
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended				Nine months ended
	September 30,		September 30,		September 30,		September 30,
	2011		2010		2011		2010

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,702		1,227		1,534		1,178
Average selling price (US$)	1,739		1,251		1,539		1,199
Average selling price (CAN$)	1,701		1,288		1,505		1,235
Average exchange rate (US$/CAN$)	0.9781		1.0299	[2]	0.9781		1.0299	[2]
Ounces of gold sold	17,832		18,084		57,151		49,532
Average cash cost (US$ /ounce)[3]	904		775		810		840
Average cash cost (CAN$ /ounce)[3]	884		798		792		865

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	30,463		23,781		86,304		64,393
Net earnings attributable to Richmont Mines shareholders	6,087		2,547		19,812		4,701
Net earnings per share	0.19		0.08		0.63		0.17
Cash flow from operating activities	12,029		6,253		29,486		13,083
Investments in property, plant and equipment	7,558	[4]	4,063		21,269	[5]	12,202

					September 30,		December 31,
					2011		2010

Cash and cash equivalents					53,775		40,030
Total assets					148,262		115,305
Equity					117,304		94,791
Shares outstanding (thousands)					32,002		31,230

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)					10.57		5.11
CAN$ (TSX)					11.07		5.11

[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

[2]	Average exchange rate used for year 2010.
[3]	The average cash cost includes operating costs and royalties.
[4]	Excluding an exploration tax credit of $1,831.
[5]	Excluding an exploration tax credit of $4,385.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published information may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

04
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2011

Richmont generated net earnings of $6.1 million in the quarter, or $0.19 per share, a significant year-over-year improvement from the $2.5 million, or $0.08 per share, generated in the comparable period last year. This favourable shift was primarily attributable to an increased average selling price per ounce, the effects of which were offset by an 11% increase in the average cash cost per ounce of gold sold.

Revenue for the third quarter of 2011 increased 28% to $30.5 million, from revenues of $23.8 million in the third quarter of 2010. This was attributable to a 30% increase in precious metal revenues in the current quarter, primarily reflecting a 32% increase in the Canadian dollar average selling price per ounce. This was offset by a decrease in other revenue, as no custom milling was performed during the current quarter.

Total precious metals revenue increased to $30.3 million in the third quarter of 2011, from $23.3 million in the year-ago period. This was driven by a higher average selling price, which rose to US$1,739 (CAN$1,701) per ounce in the current quarter versus US$1,251 (CAN$1,288) per ounce in the same period last year.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses, totaled $18.2 million in the third quarter of 2011, up from $17.0 million in the comparable period last year. The increase reflects a higher cost per tonne at the Beaufor Mine due to a combination of higher mining costs stemming from greater amount of development necessary to access the ore zones and increased milling costs associated with operating the Camflo Mill at less than 30% capacity, higher amortization expense related to a higher depreciation rate per ounce at the Island Gold Mine. These were partially mitigated by lower custom milling expenses reflecting the fact that no custom milling was performed during the current quarter. The average cash cost per ounce of gold sold increased to US$904 (CAN$884) in the third quarter of 2011, from US$775 (CAN$798) in the third quarter of 2010, primarily reflecting a higher cost per ounce at Beaufor.

Exploration and project evaluation costs totaled $3.8 million in the third quarter of 2011, versus $2.7 million in the same period last year. However, when excluding exploration tax credits of $0.8 million during the current quarter and $0.9 million in the comparable period of 2010, exploration and project evaluation costs were $4.6 million and $3.6 million, respectively. The higher costs reflect Richmont’s extensive exploration drilling program currently underway on the Wasamac property and the completed program on the Monique property. On a segmented basis, exploration costs before tax credits were approximately $0.2 million at the Beaufor Mine, $1.8 million at the Island Gold Mine, $2.1 million on Wasamac and the adjacent optioned Globex land package, and $0.3 million on Monique, while exploration and project evaluation costs at other properties amounted to $0.2 million during the current quarter.

The mining and income taxes expense for the third quarter of 2011 totaled $1.8 million, based on pre-tax income of $7.9 million. During this quarter, an exploration tax credit of $2.6 million was earned. This amount included $0.8 million that was booked against exploration expenses and $1.8 million that was applied against property, plant and equipment, an amount that is related to the Francoeur Mine development. For the third quarter of 2010, the mining and income tax expense amounted to $0.6 million or 19% of pre-tax income of $3.1 million. This charge included a $0.2 million adjustment to income and mining taxes in the previous year.

05
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Nine-month period ended September 30, 2011

For the nine-month period ended September 30, 2011, revenue totaled $86.3 million, up 34% over the $64.4 million in revenue for the same period in 2010. This reflects a 15% increase in the number of ounces of gold sold, and a 22% increase in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses, increased 5% to $52.4 million for the first nine months of 2011, compared to $49.8 million during the same period last year. This was primarily attributable to higher mining costs at the Beaufor Mine, a reflection of the greater amount of development necessary to access the ore zones and higher costs for milling ore from the Beaufor Mine due to operating the Camflo Mill below 30% of capacity. Higher depreciation and depletion expense at both operating mines related to an increase in the number of ounces sold and a higher depreciation rate, which was almost entirely offset by lower custom milling cost, as no custom milling was performed during 2011. The average cash cost per ounce of gold sold declined 4% in US dollar terms and 8% in Canadian dollar terms, to US$810 (CAN$792) in the first nine month period, from US$840 (CAN$865) in the comparable period of 2010. This decline was mostly driven by an increase in recovered grades.

Exploration and project evaluation costs were $8.0 million during the first nine months of 2011, compared with $5.3 million during the same period in 2010. Excluding exploration tax credits in both periods, exploration and project evaluation costs amounted to $12.0 million in the first three quarters of 2011 versus $7.2 million in the comparable period last year, reflecting the Corporation’s extensive exploration drilling program in 2011, most notably on the Wasamac and Monique properties.

For the first nine months of 2011, the mining and income tax expense amounted to $6.0 million based on pre-tax income of $25.8 million. This charge includes revenue from mining duties from the previous year of $0.8 million. During this period an exploration tax credit of $8.5 million was recorded, as $4.1 million was booked against exploration expenses and $4.4 million was applied against property, plant and equipment, an amount related to the Francoeur Mine development. Mining and income tax expense for the first nine months of 2010 totalled $1.9 million or 29% of pre-tax income of $6.5 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the first nine months of 2010.

Net earnings were $19.8 million, or $0.63 per share, for the first three quarters of 2011, and included a $3.0 million gain stemming from the sale of the Valentine Lake property in the first quarter of the year. Net earnings were $4.7 million, or $0.17 per share, during the comparable nine month period in 2010.

06
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Tonnes	63,472	64,283	194,712	195,684
Head grade (g/t)	5.99	6.22	6.19	5.74
Gold recovery (%)	95.72	95.94	96.00	94.98
Recovered grade (g/t)	5.73	5.97	5.94	5.45
Ounces sold	11,693	12,332	37,209	34,276
Cash cost per ounce (US$)	810	758	748	818

Investment in property, plant and equipment (thousands of CAN$)	917	1,292	3,505	3,663
Exploration expenses (thousands of CAN$)	1,822	1,738	3,907	3,437

Deferred development (metres)	397	590	1,577	1,838

Diamond drilling (metres)
Definition	2,222	4,208	12,195	9,198
Exploration	16,823	18,856	35,404	41,561

During the third quarter of 2011, the Island Gold Mine processed 63,472 tonnes of ore, down slightly from the 64,283 tonnes in the comparable period in 2010, with the difference attributable to unplanned repairs that needed to be completed on the grizzly feeder at the mill. The mill attained an average daily production rate of 736 tonnes in the third quarter, a notable improvement over the 627 tonnes achieved in the second quarter that reflected two mechanical shutdowns related to inclement weather, and in line with the 736 tonnes per day average rate attained in the first quarter of the year. Lower tonnage combined with a marginally lower head grade and gold recovery rate resulted in the cash cost per ounce produced at Island Gold increasing slightly to US$810 (CAN$792) in the current quarter, from US$758 (CAN$781) last year. The Island Gold Mine sold a total of 11,693 ounces of gold at an average price of US$1,752 (CAN$1,714) per ounce in the third quarter of 2011, versus gold sales of 12,332 ounces at an average price of US$1,247 (CAN$1,284) per ounce in the comparable period last year.

For the first nine months of 2011, 194,712 tonnes of ore were processed at a recovered grade of 5.94 g/t, and 37,209 ounces of gold were sold at an average price of US$1,540 (CAN$1,506) per ounce, in line with the Corporation’s 2011 production objective for this mine of 45,000 to 50,000 ounces of gold. This compared to 195,684 tonnes of ore that were processed at a recovered grade of 5.45 g/t, and 34,276 ounces of gold were sold at an average price of US$1,198 (CAN$1,234) per ounce in the comparable nine month period of 2010. While tonnage was essentially unchanged year-over-year, improved head grades and gold recovery rates translated into cash costs per ounce produced declining by 9% in US dollar terms and by 13% in Canadian dollar terms to US$748 (CAN$732) in the first nine months of 2011, versus US$818 (CAN$842) in the comparable period of 2010.

Cash cost per tonne at the Island Gold Mine was $146 in the third quarter, slightly below the $148 in the second quarter and the $150 per tonne in the third quarter of 2010. While progress continues to be made at the Island Gold Mine, Richmont’s main objectives going forward are to continue focusing on productivity and efficiency improvements and maintaining exploration efforts.

07
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Tonnes	26,801	25,127	74,944	74,459
Head grade (g/t)	7.32	7.25	8.42	6.50
Gold recovery (%)	97.38	98.19	98.27	98.05
Recovered grade (g/t)	7.12	7.12	8.28	6.37
Ounces sold	6,139	5,752	19,942	15,256
Cash cost per ounce (US$)	1,081	812	924	891

Investment in property, plant and equipment (thousands of CAN$)	1,740	451	3,661	2,103
Exploration expenses (thousands of CAN$)	238	877	788	1,743

Deferred development (metres)	-	205	685	1,276

Diamond drilling (metres)
Definition	2,454	2,917	10,358	20,890
Exploration	7,347	12,529	10,458	21,350

A total of 26,801 tonnes were processed from the Beaufor Mine in the third quarter of 2011 compared to 25,127 tonnes in the year-ago period, and Beaufor’s recovered grade was stable year-over-year at 7.12 g/t. Total cash cost per ounce produced increased to US$1,081 (CAN$1,058) in the current quarter, from US$812 (CAN$836) in the prior year, a reflection of higher mining costs as a result of the greater amount of development needed to access the ore zones, and higher milling costs as a result of the Camflo Mill operating at below 30% capacity. A total of 6,139 ounces of gold were sold in the third quarter of 2011 at an average price of US$1,715 (CAN$1,677), compared to 5,752 ounces of gold sold at an average price of US$1,258 (CAN$1,296) in the comparable period of 2010.

During the first three quarters of 2011, 74,944 tonnes of ore were processed from the Beaufor Mine at a much improved recovered grade of 8.28 g/t, and 19,942 ounces of gold were sold at an average price of US$1,537 (CAN$1,503) per ounce. The Beaufor Mine is on track to meet or slightly exceed the Corporation’s 2011 sales target of 20,000 to 25,000 ounces of gold. In the first nine months of 2010, 74,459 tonnes of ore were processed at a recovered grade of 6.37 g/t, and 15,256 ounces of gold were sold at an average price of US$1,201 (CAN$1,237) per ounce. Cash costs for the first nine months of the year were US$924 (CAN$904) in 2011 versus US$891 (CAN$917) in 2010, with the slight year-over-year improvement in Canadian dollars reflecting improved recovered grades.

Richmont continues to expect that extensive development will be needed to access mineable reserves at Beaufor going forward. However, recovered grades are projected to remain at this level going forward as mining areas with similar grades continue to be accessed. Richmont plans to continue to evaluating the potential of other previously identified near-surface zones on the property.

The Corporation would like to highlight that on August 5, 2011 the Beaufor Mine attained the notable milestone of four years without a lost-time accident, a significant achievement for this type of mine. Congratulations to all of Richmont Mines – Beaufor Division employees for this remarkable performance.

08
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

The Camflo Mill processed 31,828 tonnes of ore in the third quarter, which included 8,455 tonnes of low-grade development ore from the Francoeur Mine. A total of 36,955 tonnes were processed in the comparable period of 2010, which included 11,770 tonnes of custom milling. Year-to-date, the Camflo Mill processed 80,062 tonnes of ore, down from 158,701 tonnes in the comparable period of 2010, with the year-over-year decline attributable to the fact that there has been no custom milling in 2011.

Exploration properties

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Exploration costs - Mines
Beaufor	238	877	788	1,743
Island Gold	1,822	1,738	3,907	3,437
Francoeur	70	66	148	117

	2,130	2,681	4,843	5,297

Exploration costs – Other properties
Wasamac	2,117	477	4,840	702
Monique	257	38	2,028	46
Other	26	339	104	867
Project evaluation	45	76	217	325

	2,445	930	7,189	1,940

Exploration and project evaluation before depreciation and exploration tax credits	4,575	3,611	12,032	7,237
Depreciation	40	35	113	103
Exploration tax credits	(829)	(938)	(4,120)	(2,017)

	3,786	2,708	8,025	5,323

Wasamac Exploration Property

Richmont’s ongoing exploration drilling program on the Wasamac property continues to yield favourable results, which have further reaffirmed Richmont’s objective of evaluating the possibility for an underground bulk mining operation on the property, and similarly confirm Richmont’s optimism for this asset’s long-term potential for the Corporation’s shareholders. New intercepts announced during the third quarter of 2011 included 7.28 g/t Au over 31.40 metres in the Main Zone, 3.14 g/t Au over 9.99 metres and 3.45 g/t Au over 7.66 metres in Zone 1, 2.17 g/t Au over 32.88 metres in Zone 2, and 4.52 g/t Au over 12.17 metres in Zone 3 (all true width). Please see the August 30, 2011 press release entitled “Richmont intercepts 7.28 g/t Au over 31.40 metres at Wasamac; New drill results reaffirm strong potential of this project” for additional details. Following these results, the program was expanded by 10,000 metres to 45,000 metres. Results from this extensive campaign will be incorporated in an updated resource calculation, expected in Q4 2011, and in the completion of a PEA (Preliminary Economic Assessment) in this first quarter of 2012.

09
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Monique Exploration Property

Final drill results from the Corporation’s 8,117 metre exploration drilling program on the Monique property were announced during the third quarter of 2011. Specifically, results released included 2.18 g/t Au over 6.69 metres and 2.47 g/t Au over 6.21 metres (true width) from the G Zone, and 6.92 g/t Au over 3.30 metres, 3.24 g/t Au over 6.21 metres, and 2.88 g/t Au over 9.16 metres (true width) from the J Zone. Please refer to the August 24, 2011 press release entitled “Richmont updates final drilling results from the Monique Project; Studies underway to accelerate development of this asset” for additional details.

The complete results reaffirm Richmont’s goal of assessing the viability for a small open-pit operation on the property. The Corporation’s objectives are to complete a Regulation 43-101 compliant technical report and submit a permit application for the development of this asset during the fourth quarter of 2011. In preparation, Richmont has completed the geotechnical, geomechanical and hydrogeological studies on the property required for permit application. Furthermore, Richmont plans to initiate additional drilling this fall on a newly identified target (a new gold zone was identified in hole MO-200-02, that returned a value of 6.69 g/t Au over 4.40 metres) and two anomalies on the property that were identified via a 12 km IPower 3D induced polarization survey. Richmont remains confident about this asset’s potential to increase the Corporation’s production profile and, correspondingly, shareholder value, going forward.

Francoeur Mine

Development work at the Francoeur Mine is advancing, and the milling of development ore began in the third quarter of 2011 during which 8,455 tonnes of low-grade development ore were processed at the Camflo Mill, generating 702 ounces of gold. As of the end of the third quarter, Richmont had completed a total of 3,492 metres of underground development and 12,755 metres of definition drilling, for a total investment of $13.8 million year-to-date. Drift excavation continues to be focused on levels 16 and 17 of the mine, and development ore will continue to be processed at the Camflo Mill during the fourth quarter of the year. While recruitment of certain specialized workers continues to be challenging, Richmont is pleased to report that Francoeur’s workforce totaled 110 employees at the end of the current quarter. The Corporation continues to provide employees with the appropriate training for the type of conventional mining used at Francoeur.

Richmont does not anticipate that the Francoeur Mine will attain its previously announced objective of 10,000 to 15,000 ounces of gold from development ore during 2011, due primarily to a slower than anticipated development rate that caused a delay in accessing mining areas on the 16th and 17th level. Consequently the Corporation’s 2011 production objective, including development ounces from the Francoeur Mine, has been revised to 75,000 to 80,000 ounces of gold from 80,000 to 85,000 ounces of gold previously, The Corporation remains committed to advancing the Francoeur Mine to the commercial production stage in the first half of 2012.

Island Gold Mine

Richmont has spent $3.9 million in exploration activities at Island Gold Mine in the first nine months of 2011, primarily reflecting the Corporation’s exploration drilling efforts at depth to evaluate the future potential of the area below the mine’s existing infrastructure.

10
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

W Zone

The Corporation is pleased to report that it has received its Certificate of Approval for the development of the W Zone, a near-surface satellite deposit located on the Beaufor property. Construction of the portal has begun and ramp development will follow. Richmont anticipates that one year of development will be required to access the mineralized zone. During the third quarter of 2011, a total of $1.5 million was spent on property, plant and equipment, exploration and development related to the W Zone. The Corporation will complete additional drilling from surface to further evaluate the potential of the W and other previously identified near-surface zones during 2012.

Outlook

Mr. Martin Rivard concluded: “Both of our operating mines have performed well year-to-date, and are on track meet or slightly surpass their 2011 gold production objectives. However, we will not achieve our targeted contribution of 10,000 to 15,000 ounces from development ore from the Francoeur Mine as accesses to the 16th and 17th levels were not completed as soon as originally planned. As a result we have revised our 2011 production objective, including development ounces from the Francoeur Mine, to 75,000 to 80,000 ounces of gold from 80,000 to 85,000 ounces of gold previously, and remain committed to advancing the Francoeur Mine to the commercial production stage in the first half of 2012. Development of the near-surface W Zone, a satellite deposit on the Beaufor property, was begun in the third quarter, and we anticipate that approximately one year of development work will be necessary to reach the ore zone. Going forward, we will continue to focus on the productivity and efficiency of both the Beaufor and Island Gold mines and will remain vigilant about meeting production costs and targeted recovered grade levels at both operations. On the exploration front our programs at Wasamac and Monique continue to progress well, and results to date have provided further support for our belief that both offer good potential upside to Richmont’s production profile going forward. We will have considerable new flow for both of these projects over the next six months including a Regulation 43-101 report on Monique and updated resources for Wasamac in the fourth quarter of 2011, followed by a PEA on Wasamac in the first quarter of 2012. In addition, our objective is to submit a permit application for the development of Monique during the fourth quarter of 2011. We look forward to advancing both of these projects over the next year, and will continue to release relevant details and information as we progress.”

11
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
				IFRS				Canadian
								GAAP
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2011	2011	2011	2010	2010	2010	2010	2009

KEY FINANCIAL DATA (thousands of CAN$)

Revenue	30,463	29,412	26,429	26,087	23,781	20,648	19,964	17,100

Net earnings	6,087	5,013	8,712	4,632	2,547	312	1,842	110

Cash flow from operating activities	12,029	7,847	9,610	5,416	6,253	1,621	5,208	749

Investment in property, plant and equipment	7,558	7,558	6,153	4,572	4,063	4,563	3,575	2,669

KEY PER-SHARE DATA

Net earnings
basic (CAN$)	0.19	0.16	0.28	0.15	0.08	0.01	0.07	-
diluted (CAN$)	0.19	0.15	0.28	0.15	0.08	0.01	0.07	-

OUNCES OF GOLD SOLD	17,832	20,085	19,234	18,591	18,084	15,607	15,841	13,029

KEY DATA PER OUNCE OF GOLD (US$)

Selling price	1,739	1,493	1,400	1,359	1,251	1,222	1,116	1,035

Average cash cost	904	785	748	730	775	914	841	790
Depreciation and depletion	138	117	126	113	101	91	83	78

Total cost	1,042	902	874	843	876	1,005	924	868

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

Revenues have progressively increased from the fourth quarter of 2009 through the third quarter of 2011. These increases were primarily attributable to an increase in the average realized sales price per ounce. The strong net earnings in the first and second quarters of 2011 reflect higher gold sales and a higher average selling price per ounce, and the strong net earnings generated in the third quarter of 2011 benefitted from the highest selling price per ounce ever realized by the Corporation. The first quarter of 2011 similarly benefitted from the sale of the Valentine Lake property, which generated proceeds of $3.0 million. The fluctuation in revenue over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. In particular, the low net earnings generated in the fourth quarter of 2009 were attributable to the lower gold ounce production in the quarter and the lower average selling price per ounce obtained.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have steadily increased over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Cash flows from operating activities have similarly increased steadily over this timeframe, highlighting that the investments made by the Corporation have been constructive. Net earnings on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

12
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

At September 30, 2011, cash and cash equivalents totaled $53.8 million, up $5.5 million from $48.3 million at June 30, 2011, and up $13.8 million, or 35%, from $40.0 million at December 31, 2010. The increase includes $3.0 million obtained from the sale of the Valentine Lake property and reflects the Corporation’s $29.5 million of cash flow from operations, $2.5 million of cash flow stemming from the exercising of options, offset by capital expenditures of $21.3 million over the nine month period. Cash equivalents consist of $3.8 million in term deposits with high-level credit ratings, and $50.0 million in cash deposited in Canadian chartered banks. As of September 30, 2011, Richmont Mines had no long term debt and no hedging contracts.

At the end of the third quarter of 2011, the Corporation had $58.8 million in working capital, up from the $43.9 million at December 31, 2010. This reflects an increase in cash and cash equivalents, exploration tax credits receivable and inventories, offset by increases in payables, accruals and provisions and in income and mining tax payable.

CAPITAL RESOURCES

During the third quarter of 2011, the Corporation issued 307,100 common shares following the exercise of stock options, at an average strike price of $3.22, for a total cash consideration of $1.0 million. As of September 30, 2011, the Corporation had 32.0 million shares outstanding.

COMMITMENTS, CONTINGENCY AND SUBSEQUENT EVENT

The Corporation is subject to royalty payments on certain properties, should they enter commercial production.

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims before November 2012 and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

The Corporation is involved in a normal course of business litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

On October 31, 2011, as part of a private placement, the Corporation issued 980,500 common shares and 245,125 stock warrants for a total cash consideration of $10.3 million. Each warrant allows for the acquisition of one common share at a price of $13.00 prior to December 31, 2012.

RELATED PARTY TRANSACTIONS

The Corporation has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation was not involved in any off-balance-sheet transactions during the first nine months of 2010 and 2011.

13
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CHANGES TO ACCOUNTING POLICIES

Transition to International Financial Reporting Standards

The Corporation has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. The Corporation provided information on its transition to IFRS in its 2010 Annual Management’s Discussion and Analysis. The assessments and impacts discussion in the 2010 Annual Management’s Discussion and Analysis remains largely unchanged.

Also, Note 21 of our interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2011 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of financial statements previously prepared under Canadian GAAP to those under IFRS.

Below please find a summary of the important elements regarding the transition:

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening balance sheet for the comparative year financial statements is to be restated as though the Corporation had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings (deficit). However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. Furthermore, several important differences exist between the accounting methods previously applied under Canadian GAAP and the new accounting methods applied under IFRS. The following section provides a brief description of the prescribed exceptions, the used exemptions, as well as the differences between the accounting methods using Canadian GAAP and the new accounting methods using IFRS that have an impact for the Corporation.

IFRS mandatory exceptions at the time of the transition

  Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

  Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

  Non-controlling interests – Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008.

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

14
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Exemptions applied at the time of the transition and the differences in the accounting methods

  Business combinations – IFRS 1 provides the option to apply IFRS 3R “ Business combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date. The Corporation elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date.

Under Canadian GAAP, shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced while under IFRS, shares issued as consideration are measured at their market value on the transaction closing date. In addition, under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Under Canadian GAAP, an increase in the participation in consolidated assets and liabilities of a variable interest entity was recorded based on the fair value acquired.

Consequently, on the transition date:

(a)

Share capital increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 was recorded as an increase to the retained deficit.

(b)

Property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit. As a result, depreciation in future years will be lower.

  Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Corporation is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

15
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consequently, on the transition date:

(a)

The Corporation increased its retained deficit by $93, which corresponds to the increase of the stock-based compensation expenses recorded before the transition date. This resulted in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity was nil.

(b)	The new accounting rules concerning stock-based compensation will result in higher expenses at the beginning of the vesting period instead of being equally distributed over the years of employment.

•

Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

Under Canadian GAAP, the provision for asset retirement obligations is not adjusted for changes in the discount rate, whereas it must be adjusted at the time of a change in the discount rate under IFRS.

Consequently, on the transition date:

(a)

The evaluation of the liability resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22.

Retroactive application

There is no exemption under IFRS 1 for first time adopters regarding the accounting of flow through shares. Therefore, the treatment under IFRS needs to be applied retrospectively. Under Canadian GAAP, the entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs. Under IFRS, issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses.

16
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consequently, on the transition date:

a)

The Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These include:

The income generated from silver sales that was previously accounted for as a reduction of operating costs henceforth has to be presented as income. Consequently, the cash cost per ounce in 2010 of the Beaufor and Island Gold mines were adjusted in the following manner:

For the three months ended September 30, 2010	Beaufor		Island Gold
	US$	CAN$	US$	CAN$
Cash cost per ounce – Canadian GAAP	810	834	755	778
Silver sales present as income	2	2	3	3
Cash cost per ounce – IFRS	812	836	758	781

For the nine months ended September 30, 2010	Beaufor		Island Gold
	US$	CAN$	US$	CAN$
Cash cost per ounce – Canadian GAAP	888	915	815	839
Silver sales present as income	3	2	3	3
Cash cost per ounce – IFRS	891	917	818	842

Non-controlling interests are classified as a component of equity as a single separate line item and they are not included as a component of net income, but rather an allocation of net income.

Depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.

Royalties and custom milling expenses, which were presented as separate lines in the income statement, are now included in the cost of sales and are detailed in a note.

Interest income, variations on fair value of cash equivalents, gains and losses on disposal of shares of publicly-traded companies, and foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

17
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Reconciliation of Canadian GAAP to IFRS

The following tables present the impact of the transition by showing the reconciliation of consolidated Equity and consolidated net earnings between Canadian GAAP and IFRS for the indicated periods:

Reconciliation of consolidated Equity

For the periods ended:	December 31,	September 30,	January 1,
	2010	2010	2010
	$	$	$
Equity under Canadian GAAP	96,851	91,624	67,975

Impact of the transition to IFRS:
Business combinations	(2,295)	(2,422)	(2,682)
Stock-based compensation	-	-	-
Asset retirement obligations	235	177	22
Non-controlling interests	-	-	1,986
Flow through shares	-	-	-
Total Equity under IFRS	94,791	89,379	67,301

Reconciliation of consolidated net earnings

For the year to date periods ended:	December 31,	September 30,
	2010	2010
	$	$
Net earnings under Canadian GAAP	8,883	4,328
Impact of the transition to IFRS:
Business combinations	386	260
Stock-based compensation	(277)	(171)
Asset retirement obligations	213	156
Non-controlling interests	-	-
Flow through shares	-	-
Net earnings under IFRS	9,205	4,573

FUTURE ACCOUNTING PRONOUNCEMENTS

IFRS 9: “Financial Instruments” (effective from January 1, 2013): The International Accounting Standards Board (“IASB”) aims to replace IAS 39 “Financial Instruments: recognition and measurement” in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. On August 4, 2011, an exposure draft was published proposing to modify the mandatory effective date to January 1, 2015. Moreover, further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has not yet assessed the impact that this amendment is likely to have on the financial statements of the Corporation. However, they do not expect to implement the amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes.

18
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

IFRS 10: “Consolidated Financial Statements” (effective from January 1, 2013): The IASB aims to replace SIC-12, “Consolidation – Special Purpose Entities” and parts of IAS 27 “Consolidated and Separate Financial Statements”. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a Corporation’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 11: “Joint Arrangements” (effective from January 1, 2013): The IASB aims to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly controlled entities. Under the equity method, the Corporation’s share of net assets, net income and other comprehensive income of joint ventures will be presented as one-line items on the consolidated statement of financial position, the consolidated income statement and the consolidated statement of comprehensive income, respectively. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 12: “Disclosure of interests in Other Entities” (effective from January 1, 2013): IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 13: “Fair value measurement” (effective from January 1, 2013): IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Amendments to other standards: In addition, there have been amendments to existing standards, including IAS 27, IAS 28 and IAS 1. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRSs 10 to 13. IAS 1 has been amended to change the disclosure of items presented in other comprehensive income, including a requirement to separate items presented in other comprehensive income into two groups based on whether they may be recycled to profit or loss in the future.

19
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, stock-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 25, 2011, filed March 1, 2011 and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at September 30, 2011 and 2010, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2011 and September 30, 2010, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash as financial assets at fair value through the income statement, its shares of publicly-traded companies as available-for-sale financial assets, receivables and term deposits as loans and receivables, and its payables, accruals and provisions as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash, receivables, term deposits and payables, accruals and provisions are recorded at fair value and represent their approximate book value, as these items will be realized or settled in the short term. Changes in fair value are recorded in the income statement. The variation of the fair value of cash equivalents was $264 for the nine-month period ended September 30, 2011 ($105 for the nine-month period ended September 30, 2010).

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in the statement of comprehensive income until the asset is removed from the statement of financial position, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending September 30, 2011 were adequately applied.

20
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated February 25, 2011, filed March 1, 2011, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, P.Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The reserve and resource calculation of the Francoeur Mine was based on an amended technical report filed on SEDAR on May 19, 2010 that was prepared by Daniel Adam, P.Geo., Ph.D. and Raynald Vincent, P. Geo., employees of Richmont Mines who are qualified persons as defined by Regulation 43-101.

The resource calculation of the Wasamac Project was based on a technical report filed on SEDAR on April 1, 2011 that was prepared by Daniel Adam, P.Geo., Ph.D., employee of Richmont Mines and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

21
NOVEMBER 7, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties” which refers to the Corporation’s annual management’s discussion and analysis report dated February 25, 2011. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at November 4, 2011. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

22
NOVEMBER 7, 2011	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2011

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

REVENUE
Precious metals	30,335	23,292	86,005	61,151
Other income (note 3)	128	489	299	3,242

	30,463	23,781	86,304	64,393

EXPENSES
Cost of sales (note 4)	18,194	16,957	52,415	49,838
Exploration and project evaluation (note 5)	3,786	2,708	8,025	5,323
Administration (note 6)	1,312	1,079	3,937	3,471
Gain on disposal of long-term assets (note 7)	-	-	(3,000)	(489)

	23,292	20,744	61,377	58,143

OPERATING EARNINGS	7,171	3,037	24,927	6,250

Accretion expense – asset retirement obligations	32	29	95	87
Financial revenue (note 8)	(751)	(132)	(974)	(287)

EARNINGS BEFORE MINING AND INCOME TAXES	7,890	3,140	25,806	6,450

MINING AND INCOME TAXES	1,803	593	5,994	1,877

NET EARNINGS FOR THE PERIOD	6,087	2,547	19,812	4,573

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	6,087	2,547	19,812	4,701

EARNINGS PER SHARE (note 9)
basic	0.19	0.08	0.63	0.17
diluted	0.19	0.08	0.62	0.17

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,733	30,872	31,517	27,894

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,511	31,214	32,124	28,275

The accompanying notes are an integral part of the interim consolidated financial statements.

24
NOVEMBER 7, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

NET EARNINGS FOR THE PERIOD	6,087	2,547	19,812	4,573

OTHER COMPREHENSIVE INCOME, NET OF TAXES

Change in unrealized gain (loss) on available-for-sale investments	27	806	(387)	1,489

Realized gains on sale of available-for-sale investments transferred to net earnings	(54)	(21)	(97)	(80)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	(27)	785	(484)	1,409

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	6,060	3,332	19,328	5,982

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	-	(128)

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	6,060	3,332	19,328	6,110

	6,060	3,332	19,328	5,982

The accompanying notes are an integral part of the interim consolidated financial statements.

25
NOVEMBER 7, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-	Total equity
			Retained	for-sale	attributable to
	Share	Contributed	earnings	financial	Richmont Mines
	capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares	3,340	-	-	-	3,340

Effect of stock-based compensation	-	730	-	-	730

Effect of the exercise of stock options	-	(885)	-	-	(885)

Transactions with Richmont Mines shareholders	3,340	(155)	-	-	3,185

Net earnings for the period	-	-	19,812	-	19,812

Other comprehensive income

Available-for-sale financial assets:
Current period loss, net of taxes	-	-	-	(387)	(387)
Reclassification to net earnings, net of taxes	-	-	-	(97)	(97)

Total comprehensive income for the period	-	-	19,812	(484)	19,328

BALANCE AT SEPTEMBER 30, 2011	94,350	6,554	16,067	333	117,304

The accompanying notes are an integral part of the interim consolidated financial statements.

26
NOVEMBER 7, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont	Non-
	Share	Contributed	earnings	financial	Mines	controlling	Total
	capital	surplus	(deficit)	assets	shareholders	interests	equity
	$	$	$	$	$	$	$

BALANCE AT DECEMBER 31, 2009	67,087	6,226	(7,954)	(44)	65,315	1,986	67,301

Issue of shares for cash:
Common	16,500	-	-	-	16,500	-	16,500
Exercise of stock options	696	-	-	-	696	-	696

Issue of shares in exchange for non-controlling interests	6,685	-	-	-	6,685	-	6,685

Common shares issue costs	(1,340)	-	-	-	(1,340)	-	(1,340)

Effect of stock-based compensation	-	733	-	-	733	-	733

Excess of acquisition cost over the non-controlling interests	-	-	(5,125)	-	(5,125)	(1,858)	(6,983)

Effect of the exercise of stock options	-	(195)	-	-	(195)	-	(195)

Transactions with Richmont Mines shareholders	22,541	538	(5,125)	-	17,954	(1,858)	16,096

Net earnings for the period	-	-	4,701	-	4,701	(128)	4,573

Other comprehensive income

Available-for-sale financial assets:
Current period gain, net of taxes	-	-	-	1,489	1,489	-	1,489
Reclassification to net earnings, net of taxes	-	-	-	(80)	(80)	-	(80)

Total comprehensive income for the period	-	-	4,701	1,409	6,110	(128)	5,982

BALANCE AT SEPTEMBER 30, 2010	89,628	6,764	(8,378)	1,365	89,379	-	89,379

The accompanying notes are an integral part of the interim consolidated financial statements.

27
NOVEMBER 7, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

(Unaudited)	September 30,	December 31,
	2011	2010
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	53,775	40,030
Shares of publicly-traded companies	851	1,311
Receivables	2,583	1,892
Income and mining tax assets	916	1,745
Exploration tax credits receivable	11,290	3,474
Inventories (note 10)	8,260	7,364

	77,675	55,816

RESTRICTED DEPOSITS (note 11 b))	290	290

PROPERTY, PLANT AND EQUIPMENT (note 12)	69,097	59,199

DEFERRED TAX ASSETS	1,200	-

TOTAL ASSETS	148,262	115,305

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	11,611	9,262
Income and mining taxes payable	7,297	2,674

	18,908	11,936
ASSET RETIREMENT OBLIGATIONS (note 11 a))	6,438	6,343

DEFERRED MINING TAXES	5,612	2,235

TOTAL LIABILITIES	30,958	20,514

EQUITY

Share capital (note 13)	94,350	91,010
Contributed surplus (note 14)	6,554	6,709
Retained earnings (deficit)	16,067	(3,745)
Accumulated other comprehensive income	333	817

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	117,304	94,791

TOTAL EQUITY AND LIABILITIES	148,262	115,305

Commitment and subsequent event (note 16)

The accompanying notes are an integral part of the interim consolidated financial statements.

28
NOVEMBER 7, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES

Net earnings before mining and income taxes for the period	7,890	3,140	25,806	6,450
Adjustments for:
Depreciation and depletion	2,489	2,274	7,307	5,307
Taxes received (paid)	-	(1,171)	1,635	(893)
Stock-based compensation	310	244	730	733
Accretion expense – asset retirement obligations	32	29	95	87
Gain on disposal of long-term assets	-	-	(3,000)	(489)
Gain on disposal of shares of publicly-traded companies	(54)	(21)	(97)	(80)

	10,667	4,495	32,476	11,115

Net change in non-cash working capital items (note 15)	1,362	1,758	(2,990)	1,968

Cash flow from operating activities	12,029	6,253	29,486	13,083

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	(102)	-	(102)	-
Disposition of shares of publicly-traded companies	106	208	175	319
Restricted deposits	-	-	-	(184)
Property, plant and equipment - Francoeur Mine	(4,839)	(2,292)	(13,792)	(6,268)
Property, plant and equipment - Beaufor Mine	(1,740)	(451)	(3,661)	(2,103)
Property, plant and equipment - Island Gold Mine	(917)	(1,292)	(3,505)	(3,663)
Property, plant and equipment - Other	(62)	(28)	(311)	(168)
Disposition of long-term assets	-	-	3,000	533
Redemption of non-controlling interests	-	(244)	-	(325)

Cash used in investing activities	(7,554)	(4,099)	(18,196)	(11,859)

FINANCING ACTIVITIES
Issue of common shares	988	386	2,455	17,001
Common shares issue costs	-	(315)	-	(1,340)

Cash flow from financing activities	988	71	2,455	15,661

Net change in cash and cash equivalents	5,463	2,225	13,745	16,885

Cash and cash equivalents, beginning of period	48,312	35,799	40,030	21,139

Cash and cash equivalents, end of period (note 19 d))	53,775	38,024	53,775	38,024

The accompanying notes are an integral part of the interim consolidated financial statements.

29
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Nature of operations

Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

1.	Basis of preparation and adoption of IFRS

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”). In May 2011, the Corporation filed interim consolidated financial statements for the three months ended March 31, 2011, which represented its initial presentation of its results and financial position under IFRS. The Corporation’s interim consolidated financial statements for the three months ended March 31, 2011, the interim consolidated financial statements for the six months ended June 30, 2011 as well as these interim consolidated financial statements for the nine months ended September 30, 2011 were prepared in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS. These financial statements must be read with the audited consolidated financial statements for the year ended December 31, 2010 and the interim consolidated financial statements for the quarters ended March 31, 2011 and June 30, 2011. Also, these interim consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and in accordance with the accounting policies the Corporation expects to adopt in its December 31, 2011 consolidated financial statements. Those accounting policies are based on the IFRS standards that the Corporation expects to be applicable at that time. The principal accounting policies are presented in the interim consolidated financial statements for the quarter ended March 31, 2011, and have not been modified since that time.

The Corporation’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The transition date from Canadian GAAP to IFRS is January 1, 2010.

Canadian GAAP differs in some areas from IFRS. In preparing these interim consolidated financial statements in accordance with IFRS, management has amended certain accounting, measurement and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Note 21 presents reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, net earnings and comprehensive income.

These interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through net earnings.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these interim consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s financial statements.

30
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

IFRS 9: “Financial Instruments” (effective from January 1, 2013): The International Accounting Standards Board (“IASB”) aims to replace IAS 39 “Financial Instruments: Recognition and Measurement” in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. On August 4, 2011, an exposure draft was published proposing to modify the mandatory effective date to January 1, 2015. Moreover, further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has not yet assessed the impact that this amendment is likely to have on the financial statements of the Corporation. However, it does not expect to implement the amendments until all chapters of IFRS 9 have been published and it can comprehensively assess the impact of all changes.

IFRS 10: “Consolidated Financial Statements” (effective from January 1, 2013): The IASB aims to replace SIC-12, “Consolidation – Special Purpose Entities” and parts of IAS 27 “Consolidated and Separate Financial Statements”. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a Corporation’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 11: “Joint Arrangements” (effective from January 1, 2013): The IASB aims to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly controlled entities. Under the equity method, the Corporation’s share of net assets, net income and other comprehensive income of joint ventures will be presented as one-line items on the consolidated statement of financial position, the consolidated income statement and the consolidated statement of comprehensive income, respectively. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 12: “Disclosure of interests in Other Entities” (effective from January 1, 2013): IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 13: “Fair value measurement” (effective from January 1, 2013): IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Amendments to other standards: In addition, there have been amendments to existing standards, including IAS 27, IAS 28 and IAS 1. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRSs 10 to 13. IAS 1 has been amended to change the disclosure of items presented in other comprehensive income, including a requirement to separate items presented in other comprehensive income into two groups based on whether they may be recycled to profit or loss in the future.

3.	Other income

Other income includes revenue from silver sales and revenue from custom milling.

31
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

4.	Cost of sales

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Operating costs	15,091	13,875	43,391	41,337
Royalties	670	561	1,876	1,487
Custom milling	-	300	-	1,863
Depreciation and depletion	2,433	2,221	7,148	5,151

	18,194	16,957	52,415	49,838

5.	Exploration and project evaluation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Beaufor Mine	238	877	788	1,743
Island Gold Mine	1,822	1,738	3,907	3,437
Francoeur Mine	70	66	148	117
Wasamac property	2,117	477	4,840	702
Cripple Creek property	3	334	5	827
Monique property	257	38	2,028	46
Other properties	23	5	99	40
Project evaluation	45	76	217	325

Exploration and project evaluation before depreciation and exploration tax credits	4,575	3,611	12,032	7,237

Depreciation	40	35	113	103
Exploration tax credits	(829)	(938)	(4,120)	(2,017)

	3,786	2,708	8,025	5,323

6.	Administration

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Stock-based compensation	310	244	730	733
Depreciation	16	17	46	53
Others	986	818	3,161	2,685

	1,312	1,079	3,937	3,471

32
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

7.	Gain on disposal of long-term assets

The gain on disposal of long-term assets includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2011
	$	$	$	$

Valentine Lake property a)	-	-	3,000	-
Corporate building b)	-	-	-	496
Mining equipment	-	-	-	(7)

	-	-	3,000	489

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Corporation an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

8.	Financial revenue

Financial revenue includes interest income on cash of $105 ($65 for the nine-month period ended September 30, 2010), variation on fair value on cash equivalents of $264 ($105 for the nine-month period ended September 30, 2010), gains on disposal of shares of publicly-traded companies of $97 ($80 for the nine-month period ended September 30, 2010) and foreign exchange losses of $508 ($37 for the nine-month period ended September 30, 2010).

9.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	31,733	30,872	31,517	27,894

Shares deemed to be issued for no consideration in respect of share-based payments (in thousands)	778	342	607	381

Weighted average number of shares used in diluted earnings per share (in thousands)	32,511	31,214	32,124	28,275

33
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

10.	Inventories

	September 30,	December 31,
	2011	2010
	$	$

Precious metals	443	903
Ore	4,816	4,003
Supplies	3,001	2,458

	8,260	7,364

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first nine months of 2011. During the nine-month period ended September 30, 2010, a write-down of inventories of $97 has been recognized as an expense.

11.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2011 and December 31, 2010:

	September 30,	December 31,
	2011	2010
	$	$

Camflo Mill	3,820	3,764
Island Gold Mine	1,319	1,299
Beaufor Mine	693	683
Francoeur Mine	606	597

	6,438	6,343

34
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

b)	Restricted deposits and letters of credit

As at September 30, 2011, the Corporation has $106 in restricted deposits with Quebec’s government, $184 in restricted deposits with Ontario’s government and a credit facility is available to the Corporation in the amount of $ 3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2011:

	September 30,	Date of
	2011	renewal
	$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290
Letters of credit
Camflo Mill	1,332	October 20, 2011
Island Gold Mine (Kremzar property)	979	October 26, 2011

	2,311

As at December 31, 2010, the Corporation had guaranteed the restoration of its mining sites by $106 in restricted deposits with Quebec’s government, $184 in restricted deposits with Ontario’s government and by the pledge of letters of credit amounting to $2,129.

35
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

12.	Property, plant and equipment

	Mining sites under production						Corporate office			Mine under develop- ment	Total
	Mining properties	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at December 31, 2010	1,811	46,963	7,414	15,853	3,627	75,668	1,165	579	1,744	12,341	89,753

Acquisitions	-	4,281	789	2,006	-	7,076	46	-	46	14,468	21,590

Disposals and write-off	-	-	-	-	-	-	(250)	(142)	(392)	-	(392)

Exploration tax credits	-	(115)	-	-	-	(115)	-	-	-	(4,270)	(4,385)

Transfers	-	-	-	45	-	45	-	(19)	(19)	(26)	-

Balance at September 30, 2011	1,811	51,129	8,203	17,904	3,627	82,674	961	418	1,379	22,513	106,566

Depreciation and depletion

Balance at December 31, 2010	916	18,074	3,118	6,328	1,219	29,655	413	459	872	27	30,554

Depreciation and depletion	16	4,786	638	1,586	235	7,261	22	24	46	-	7,307

Disposals and write-off	-	-	-	-	-	-	(250)	(142)	(392)	-	(392)

Balance at September 30, 2011	932	22,860	3,756	7,914	1,454	36,916	185	341	526	27	37,469

Carrying amount at September 30, 2011	879	28,269	4,447	9,990	2,173	45,758	776	77	853	22,486	69,097

36
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

	Mining sites under production						Corporate office			Mine under develop- ment	Total
	Mining properties	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2010	1,564	42,481	6,588	14,079	3,247	67,959	1,476	560	2,036	2,442	72,437

Acquisitions	350	4,482	826	2,157	-	7,815	-	28	28	9,858	17,701

Disposals and write-off	(103)	-	-	(339)	-	(442)	(311)	-	(311)	-	(753)

Transfers	-	-	-	(44)	-	(44)	-	(9)	(9)	41	(12)

Revised costs	-	-	-	-	380	380	-	-	-	-	380

Balance at December 31, 2010	1,811	46,963	7,414	15,853	3,627	75,668	1,165	579	1,744	12,341	89,753

Depreciation and depletion

Balance at January 1, 2010	888	13,337	2,571	4,841	940	22,577	648	413	1,061	27	23,665

Depreciation and depletion	28	4,737	547	1,534	279	7,125	42	46	88	-	7,213

Disposals and write-off	-	-	-	(35)	-	(35)	(277)	-	(277)	-	(312)

Transfers	-	-	-	(12)	-	(12)	-	-	-	-	(12)

Balance at December 31, 2010	916	18,074	3,118	6,328	1,219	29,655	413	459	872	27	30,554

Carrying amount at December 31, 2010	895	28,889	4,296	9,525	2,408	46,013	752	120	872	12,314	59,199

37
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2011		September 30, 2011
	Number of		Number of
	shares	Amount	shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning	31,695	93,009	31,230	91,010
Issue of shares for cash
Exercise of stock options a)	307	1,341	772	3,340

Balance, end of period	32,002	94,350	32,002	94,350

a)	Issue of shares

During the three-month period ended on September 30, 2011, the Corporation issued 307,100 common shares following the exercise of stock options and received cash proceeds in the amount of $988. Contributed surplus was reduced by $353 which represents the fair value of the exercised stock options.

During the nine-month period ended on September 30, 2011, the Corporation issued 772,200 common shares following the exercise of stock options and received cash proceeds in the amount of $2,455. Contributed surplus was reduced by $885 which represents the fair value of the exercised stock options.

b)	Stock Option Purchase Plan

A summary of the status of the Corporation’s Stock Option Purchase Plan at September 30, 2011 and changes during the three-month and nine-month periods then ended is presented below.

	Three months ended		Nine months ended
	September 30, 2011		September 30, 2011
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning	1,903	3.62	2,311	3.46
Granted	110	10.87	175	9.00
Exercised	(307)	3.22	(772)	3.18
Cancelled	(8)	2.49	(16)	2.21
Expired	-	-	-	-

Options outstanding, end of period	1,698	4.17	1,698	4.17

Exercisable options, end of period	625	3.56	625	3.56

38
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

The following table summarizes information about the Stock Option Purchase Plan at September 30, 2011:

		Options outstanding at		Exercisable options at
		September 30, 2011		September 30, 2011
	Number of	Weighted average	Weighted average	Number of	Weighted average
Exercise	options	remaining contractual	exercise price	options	exercise price
price	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.07	329	2.2	1.93	165	1.95
$2.74 to $3.86	406	2.1	3.25	195	3.10
$4.12 to $5.41	831	3.0	4.53	241	4.34
$6.86 to $8.26	22	4.7	7.50	2	8.26
$10.87	110	5.0	10.87	22	10.87

	1,698	2.8	4.17	625	3.56

During the nine-month period ended September 30, 2011, the Corporation granted 175,000 stock options to senior executives (595,000 for the nine-month period ended September 30, 2010 to directors and senior executives). The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $4.48 ($1.96 in 2010). The compensation costs were calculated using the Black-Scholes pricing model with the following assumptions.

	September 30,	September 30,
	2011	2010

Risk-free interest rate	1.8%	2.3%
Expected life	4.6 years	3 and 4 years
Expected volatility	59%	63%
Expected dividend yield	0.0%	0.0%

For the nine-month period ended September 30, 2011, the stock-based compensation costs charged to earnings amount to $730 ($733 for the nine-month period ended September 30, 2010). The contributed surplus was increased by the same amounts.

14.	Contributed surplus

	September 30,	December 31,
	2011	2010
	$	$

Balance, beginning of period	6,709	6,226

Stock-based compensation	730	1,080
Options exercised	(885)	(597)

Balance, end of period	6,554	6,709

39
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

15.	Consolidated statements of cash flow

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Change in non-cash working capital items
Receivables	(40)	380	(691)	(508)
Exploration tax credits receivable	(828)	400	(3,431)	(678)
Inventories	934	350	(896)	1,358
Payables, accruals and provisions	1,296	628	2,028	1,796

	1,362	1,758	(2,990)	1,968
Supplemental information
Cash received during the period:
Interests	136	57	351	136

Transactions with no impact on cash flow:
Change in payables, accruals and provisions related:
- to development projects and other property, plant and equipment	(44)	(182)	321	135
- to issue of common shares	-	(315)	-	-
- to redemption of shares held by non-controlling interests	-	(247)	-	-

An amount of $4,385, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items.

16.	Commitment and subsequent event

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims before November 2012 and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

On October 31, 2011, as part of a private placement, the Corporation issued 980,500 common shares and 245,125 stock warrants for a total cash consideration of $10,295. Each warrant allows for the acquisition of one common share at a price of $13.00 prior to December 31, 2012.

17.	Contingency

The Corporation is involved in a normal course of business litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

40
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

18.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

19.	Financial instruments and risk management

a)	Fair value of financial instruments

The Corporation has classified its cash as financial assets at fair value through the income statement, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and receivables as loans and receivables, and its payables, accruals and provisions as financial liabilities as defined by the CICA Handbook Section IAS 39, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instruments category:

	September 30, 2011		December 31, 2010
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$

Financial assets at fair value through net earnings
Cash a)	49,949	49,949	28,470	28,470

Available-for-sale financial assets
Shares of publicly-traded companies b)	851	851	1,311	1,311

Loans and receivables
Receivables a)	181	181	116	116
Term deposits a)	3,826	3,826	11,560	11,560
	54,807	54,807	11,676	11,676

Financial liabilities
Payables, accruals and provisions a)	11,545	11,545	9,143	9,143

a)

The Corporation owns and assumes financial assets and liabilities such as cash, receivables, term deposits, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents for the nine-month period ended September 30, 2011 is $264 ($105 for the nine-month period ended September 30, 2010).

41
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level 1 from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the nine-month periods ended September 30, 2011 and 2010, the Corporation did not enter into any forward exchange contracts. At September 30, 2011, the risk which the Corporation is exposed is established as:

	September 30,	December 31,
	2011	2010
	US$	US$

Cash and cash equivalents	1,105	3,083

Based on the amount at risk as at September 30, 2011, and assuming that all other variables remain constant, a 10% variation in the Canadian dollar against US dollar would result in a variation of $111 of the foreign exchange gain related to cash in US dollars.

Commodity price risk
For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. During the nine-month periods ended September 30, 2011 and 2010, the Corporation did not enter into any hedging contracts for its gold production.

Interest rate risk
The cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate at their renewal. Based on the exposures as at September 30, 2011, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $98 in earnings before taxes.

42
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of cash and cash equivalents and receivables. The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At September 30, 2011 and December 31, 2010, the Corporation’s cash and term deposits are held through three financial institutions.

The following table presents the composition of cash and cash equivalents:

	September 30,	December 31,
	2011	2010
	$	$

Cash a)	49,949	28,470
Cash equivalents
Term deposits, 1.10% to 1.15% (1.05% to 1.20% as at
December 31, 2010),maturing in October,
November and December 2011	3,826	11,560

	53,775	40,030

a)

As at September 30, 2011, 48% of cash is invested with effective rates varying from 1.20% to 1.60%, and 49% at effective rate of 0.75%. (As at December 31, 2010, 73% of cash was invested with effective rates varying from 1.20% to 1.50% and 22% at effective rates varying from 0.50% to 0.75%).

The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as the one of the previous year.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management are the same as the one of the previous year.

Payables, accruals and provisions are due in the next financial year.

20.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings (loss) before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2011 compared to annual financial statements in the basis of segmentation or the basis of evaluation of segment result.

43
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

	Three months ended September 30, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	10,315	20,148	-	30,463

Cost of sales and others a)	7,004	11,219	564	18,787
Exploration and project evaluation	309	1,822	1,655	3,786

Total expenses	7,313	13,041	2,219	22,573

Earnings (loss) before mining and income taxes	3,002	7,107	(2,219)	7,890

Acquisition of property, plant and equipment	6,595	917	46	7,558

	Nine months ended September 30, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	30,037	56,266	1	86,304

Cost of sales and others a)	19,350	33,143	2,980	55,473
Exploration and project evaluation	936	3,908	3,181	8,025
Gain on disposal of long-term assets	-	-	(3,000)	(3,000)

Total expenses	20,286	37,051	3,161	60,498

Earnings (loss) before mining and income taxes	9,751	19,215	(3,160)	25,806

Acquisition of property, plant and equipment	17,718	3,505	46	21,269

	September 30, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	6,945	13,247	57,483	77,675
Restricted deposits	106	184	-	290
Property, plant and equipment	32,094	34,938	2,065	69,097
Deferred tax assets	-	-	1,200	1,200

Total assets	39,145	48,369	60,748	148,262

Current liabilities	5,524	4,269	9,115	18,908
Asset retirement obligations	5,119	1,319	-	6,438
Deferred mining taxes	-	-	5,612	5,612

Total liabilities	10,643	5,588	14,727	30,958

a)	Cost of sales and others include operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

44
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

	Three months ended September 30, 2010
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,906	15,875	-	23,781

Cost of sales and others a)	5,685	11,240	1,008	17,933
Exploration and project evaluation	939	2,074	(305)	2,708

Total expenses	6,624	13,314	703	20,641

Earnings (loss) before mining and income taxes	1,282	2,561	(703)	3,140

Acquisition of property, plant and equipment	2,743	1,292	28	4,063

	Nine months ended September 30, 2010
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	21,953	42,440	-	64,393

Cost of sales and others a)	17,321	32,722	3,066	53,109
Exploration and project evaluation	1,826	4,268	(771)	5,323
Gain on disposal of long-term assets	-	7	(496)	(489)

Total expenses	19,147	36,997	1,799	57,943

Earnings (loss) before mining and income taxes	2,806	5,443	(1,799)	6,450

Acquisition of property, plant and equipment	8,463	3,663	76	12,202

	December 31, 2010
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	4,295	7,260	44,261	55,816
Restricted deposits	106	184	-	290
Property, plant and equipment	19,332	37,723	2,144	59,199

Total assets	23,733	45,167	46,405	115,305

Current liabilities	4,102	3,929	3,905	11,936
Asset retirement obligations	5,043	1,300	-	6,343
Deferred mining taxes	-	-	2,235	2,235

Total liabilities	9,145	5,229	6,140	20,514

a)	Cost of sales and others include operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

45
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

21.	Transition to IFRS

The Corporation’s consolidated financial statements for the year ending December 31, 2011 will be the first consolidated annual financial statements that comply with IFRS. These interim consolidated financial statements were prepared as described in note 1, including the application of IFRS 1.

The effect of the transition to IFRS on equity, comprehensive income and the cash flows is presented and described in this note, and is explained in greater detail in the notes associated with the tables. IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Corporation has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Corporation will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters.

Initial elections upon adoption:

Upon transition, IFRS 1 permits certain optional exemptions and dictates certain mandatory exceptions from full retrospective application. The Corporation applied mandatory exceptions and certain optional exemptions. The following exemptions and exceptions were adopted by the Corporation.

IFRS optional exemptions applied at the time of the transition

a)

Business combinations – IFRS 1 provides the option to apply IFRS 3R “Business Combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date in accordance with the recommendations of IFRS 3R. The Corporation elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date. The acquisition of non-controlling interests of Louvem Mines Inc. that occurred on May 18, 2010 did not have any impact at the time of the transition to IFRS, as the Corporation had early adopted section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3R “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

b)

Stock-based compensation – IFRS 1 encourages, but does not require the application of IFRS 2 “Shared- based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

c)

Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first- time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

IFRS mandatory exceptions at the time of the transition

a)

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

b)

Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

46
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

c)

Non-controlling interests - Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008:

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Corporation’s first time adoption of IFRS did not have an impact on the total operating, financing or investing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, consolidated net earnings and consolidated comprehensive income:

Reconciliation of consolidated Equity

		September 30,
		2010
		$

Equity under Canadian GAAP		91,624

Impacts of the transition to IFRS:
1.	Business combinations	(2,422)
2.	Stock-based compensation	-
3.	Asset retirement obligations	177

Total Equity under IFRS		89,379

Reconciliation of consolidated Net earnings

		Three months	Nine months
		ended	ended
		September 30,	September 30,
		2010	2010
		$	$

Net earnings under Canadian GAAP		2,454	4,328

Impacts of the transition to IFRS:
1.	Business combinations	97	260
2.	Stock-based compensation	(59)	(171)
3.	Asset retirement obligations	55	156

Net earnings under IFRS		2,547	4,573

47
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated Comprehensive income

	Three months	Nine months
	ended	ended
	September 30,	September 30,
	2010	2010
	$	$

Comprehensive income under Canadian GAAP	3,239	5,737

Impacts of the transition to IFRS:
Differences in net earnings	93	245

Comprehensive income under IFRS	3,332	5,982

Notes relating to reconciliations

In addition to the optional exemptions and mandatory exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Corporation. Only those differences that impact the Corporation as of the transition date are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. Relative to the impacts on the Corporation, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material for the Corporation.

1-	Business combinations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation applied the exemption in IFRS 1 for business combinations that occurred prior to January 1, 2008. Consequently, business combinations concluded prior to this date have not been restated. The IFRS adjustments below relate to the business combination occurring after January 1, 2008, that was not recorded under IFRS. The acquisition of Patricia Mining Corp. which took place on December 16, 2008, was therefore retreated in the following manner:

Measurement of purchase price
Canadian GAAP – Shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced.

IFRS – Shares issued as consideration are measured at their market value on the transaction closing date. As a result, on the transition date, share capital was increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 has been recorded as an increase to the retained deficit.

Increase in an interest
Canadian GAAP – An increase in the participation in consolidated assets and liabilities of a variable interest entity is recorded based on the fair value acquired.

IFRS – Under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to eliminate the increase of value recorded on property, plant and equipment at the acquisition on December 2008, reduced by the depreciation recorded to date. Consequently, on the transition date, property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit.

48
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

2-	Stock-based compensation – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Recognition of expense
Canadian GAAP – For grants of stock-based compensation with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each tranche in an award is accounted on a straight-line basis over the employment period necessary to vest the award. As a result, the Corporation adjusted its expense for stock-based compensation to reflect this difference in recognition.

Forfeitures
Canadian GAAP – Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

On the transition date, the Corporation has increased its retained deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity is nil. This adjustment represents the impact of the two differences.

3-	Asset retirement obligations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation elected to adopt the optional exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 for changes in such liabilities that occurred before the date of transition. Consequently, the Corporation has evaluated the provisions as at January 1, 2010 and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose.

Discount rate
Canadian GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22 on the transition date.

Presentation of the periodic unwinding
Canadian GAAP – The periodic unwinding of the discount is classified in the income statement as an operating item, not as an interest expense.

IFRS – The periodic unwinding of the discount is recognized in the income statement as a finance cost.

4-	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated subsidiary are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

IFRS – Non-controlling interests are classified as a component of equity as a single separate line item. This reclassification resulted in an increase in equity of $1,986 on the transition date. Furthermore, non-controlling interests are not included as a component of net income, but rather an allocation of net income. This reclassification concerns only the reclassification of data produced under Canadian GAAP before the early adoption of section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3R “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

49
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

5-	Flow-through shares – There is no exemption under IFRS 1 for first-time adopters regarding flow-through shares. Therefore, the treatment under IFRS needs to be applied retrospectively.

Canadian GAAP – The entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs.

IFRS – Issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses. Consequently, on the transition date, the Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These differences were noted in the section entitled “IFRS Reclassifications” and can be summarized as:

  Depreciation and depletion expenses are allocated to function rather than being showed as separate line in the income statement.

  The income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth has to be presented as income.

  Royalties and custom milling, which were presented as separate line in the income statement, are now included in the cost of sales in the income statement and are detailed in a note.

  Interest income, variation on fair value on cash equivalents, gains and losses on disposal of shares of publicly-traded companies, foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS

The following are reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS.

50
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated income statement for the quarter ended September 30, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

REVENUE					REVENUE
Precious metals	23,292			23,292	Precious metals
Other	576		(87)	489	Other income

	23,868	-	(87)	23,781

EXPENSES					EXPENSES
Operating costs	13,828		3,129	16,957	Cost of sales
Royalties	561		(561)	-
Custom milling	300		(300)	-
Administration	1,003	60	16	1,079	Administration
Exploration and project evaluation	2,673		35	2,708	Exploration and project evaluation

				20,744

				3,037	OPERATING EARNINGS
Accretion expense – asset retirement obligations	72	(43)		29	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	2,395	(121)	(2,274)	-
			(132)	(132)	Financial revenue

	20,832	(104)	(87)

EARNINGS BEFORE OTHER ITEMS	3,036	104		3,140	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	582	11		593	MINING AND INCOME TAXES

NET EARNINGS	2,454	93		2,547	NET EARNINGS FOR THE PERIOD

NET LOSS ATTRIBUTABLE TO MINORITY INTEREST	-			-	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	2,454	93		2,547	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

EARNINGS PER SHARE					EARNINGS PER SHARE
basic and diluted	0.08			0.08	basic and diluted

51
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of the consolidated statement of comprehensive income for the quarter ended September 30, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	Balance	IFRS accounts

NET EARNINGS	2,454	93		2,547	NET EARNINGS FOR THE PERIOD

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES

Change in unrealized gain on available-for-sale investments	806			806	Change in unrealized gain on available-for-sale investments

Realized gains on sale of available-for-sale investments included in net earnings	(21)			(21)	Realized gains on sale of available-for-sale investments transferred to net earnings
					TOTAL COMPREHENSIVE INCOME FOR THE PERIOD
COMPREHENSIVE INCOME	3,239	93		3,332

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-			-	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON- CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	3,239	93		3,332	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

	3,239	93		3,332

52
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated income statement for the period of nine months ended September 30, 2010

	Canadian GAAP	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	IFRS balance	IFRS accounts

REVENUE					REVENUE
Precious metals	61,151			61,151	Precious metals
Other	3,417		(175)	3,242	Other income

	64,568	-	(175)	64,393

EXPENSES					EXPENSESS
Operating costs	41,222		8,616	49,838	Cost of sales
Royalties	1,487		(1,487)	-
Custom milling	1,863		(1,863)	-
Administration	3,249	171	51	3,471	Administration
Exploration and project evaluation	5,220		103	5,323	Exploration and project evaluation
Gain on disposal of long-term assets	(489)			(489)	Gain on disposal of long-term assets

				58,143

				6,250	OPERATING EARNINGS

Accretion expense – asset retirement obligations	213	(126)		87	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	5,629	(321)	(5,308)	-
			(287)	(287)	Financial revenue

	58,394	(276)	(175)

EARNINGS BEFORE OTHER ITEMS	6,174	276	-	6,450	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	1,846	31		1,877	MINING AND INCOME TAXES

NET EARNINGS	4,328	245		4,573	NET EARNINGS FOR THE PERIOD

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	4,456	245	-	4,701	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

NET EARNINGS PER SHARE					NET EARNINGS PER SHARE
basic and diluted	0.16			0.17	basic and diluted

53
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of the consolidated statement of comprehensive income for the period of nine months ended September 30, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	4,328	245		4,573	NET EARNINGS FOR THE PERIOD

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES

Change in unrealized gain on available-for-sale investments	1,489			1,489	Change in unrealized gain on available-for-sale investments

Realized gains on sale of available-for-sale investments included in net earnings	(80)			(80)	Realized gains on sale of available-for-sale investments transferred to net earnings

COMPREHENSIVE INCOME	5,737	245	-	5,982	TOTAL COMPREHENSIVE INCOME FOR THE PERIOD

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	5,865	245		6,110	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

	5,737	245	-	5,982

54
NOVEMBER 7, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

Reconciliation of consolidated statement of financial position as of December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	40,030			40,030	Cash and cash equivalents
Shares of publicly-traded companies	1,311			1,311	Shares of publicly-traded companies
Accounts receivable	1,892			1,892	Receivables
Mining and income taxes receivable	1,745			1,745	Income and mining tax assets
Exploration tax credits receivable	3,474			3,474	Exploration tax credits receivable
Inventories	7,364			7,364	Inventories

	55,816	-	-	55,816

DEPOSITS RESTRICTED	290			290	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	61,540	(2,341)		59,199	PROPERTY, PLANT AND EQUIPMENT

	117,646	(2,341)	-	115,305	TOTAL ASSETS

LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES

Accounts payable and accrued charges	9,262			9,262	Payables, accruals and provisions

Mining and income taxes payable	2,674			2,674	Income and mining taxes payable

	11,936	-	-	11,936

ASSET RETIREMENT OBLIGATIONS	6,366	(23)		6,343	ASSET RETIREMENT OBLIGATIONS

FUTURE MINING AND INCOME TAXES	2,493	(258)		2,235	DEFERRED MINING TAXES

	20,795	(281)	-	20,514	TOTAL LIABILITIES
SHAREHOLDER’S EQUITY					EQUITY
Capital stock	88,598	2,412		91,010	Share capital
Contributed surplus	6,339	370		6,709	Contributed surplus
Deficit	1,097	(4,842)		(3,745)	Retained deficit

Accumulated other comprehensive income	817			817	Accumulated other comprehensive income

	96,851	(2,060)	-	94,791	Total equity attributable to Richmont Mines shareholders
	-			-	Non-controlling interests

	96,851	(2,060)	-	94,791	TOTAL EQUITY

	117,646	(2,341)	-	115,305	TOTAL EQUITY AND LIABILITIES

22.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2011 were approved by the board of directors on November 4, 2011.

55
NOVEMBER 7, 2011	RICHMONT MINES INC.